Exhibit 99.1

PETROFLOW ENERGY LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2009

Petroflow Energy Ltd.
Consolidated Balance Sheets
Expressed in Canadian Dollars
(Unaudited)

	September 30,	December 31,
	2009	2008

Assets
Current assets
Cash and cash equivalents	$2,140,881	$3,027,192
Accounts receivable	8,848,519	14,714,826
Risk management asset (note 9)	4,260,751	6,620,773
Prepaids and other	889,386	977,594
	16,139,537	25,340,385
Long term accounts receivable	320,400	-
Risk management asset (note 9)	-	1,338,144
Investment in limited partnership	543,050	611,400
Property and equipment (note 2)	155,476,026	167,820,260
	$172,479,013	$195,110,189
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$9,501,112	$34,194,464
Bank loan (note 3)	119,441,244	-
Current portion of Asset retirement obligations (note 4)	695,104	-
Current portion of obligation under capital lease (note 5)	10,980,613	10,746,665
	140,618,073	44,941,129
Bank loan (note 3)	-	101,764,599
Obligation under capital lease (note 5)	7,655,895	13,550,669
Risk management liabilities (note 9)	7,015,351	-
Asset retirement obligations (note 4)	2,667,796	1,520,690
Future income tax	-	419,000
	157,957,115	162,196,087
Shareholders' equity
Share capital (note 6)	38,406,581	38,424,897
Warrants (note 6)	103,935	103,935
Contributed surplus (note 6)	7,064,414	6,221,881
Accumulated other comprehensive income	312,072	2,232,397
Deficit	(31,365,104)	(14,069,008)
	14,521,898	32,914,102
	$172,479,013	$195,110,189

Going concern (note 1)
Contingencies (note 12)

Approved by the Board of Directors:
Signed “Donald J. Rowden”	Director	Signed “Thomas Johnston Cairns”	Director

Petroflow Energy Ltd.
Consolidated Statement of Operations and Deficit
Expressed in Canadian Dollars
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue
Oil and natural gas sales	$9,027,637	$16,617,918	$27,522,276	$42,230,339
Royalties and severance taxes	(1,793,662)	(3,508,174)	(5,882,000)	(9,055,499)
	7,233,975	13,109,744	21,640,276	33,174,840
Interest and other	8,270	39,629	26,303	69,209
	7,242,245	13,149,373	21,666,579	33,244,049

Expenses
Operating	3,603,123	2,896,705	12,025,456	7,191,978
Transportation	-	-	-	200,424
Depletion and depreciation	3,357,926	2,695,325	10,473,881	7,027,436
Write-down of property and equipment	145,463	-	145,463	1,015,950
Accretion	38,000	12,156	95,056	37,332
General and administrative	2,936,008	2,835,255	7,346,397	7,112,850
Stock-based compensation (note 6)	244,542	1,871,419	877,333	2,662,254
Interest and financing costs	2,324,326	1,529,958	7,261,532	4,534,159
Provision for doubtful receivables (note 9)	200,256	15,442	200,256	1,425,970
	12,849,644	11,856,260	38,425,374	31,208,353

Net income (loss) before other items	(5,607,399)	1,293,113	(16,758,795)	2,035,696
Realized gain (loss) on derivative instruments	462,905	(543,082)	9,661,674	(1,564,477)
Unrealized gain (loss) on derivatives instruments	(3,539,890)	11,295,283	(10,582,373)	520,070
Foreign exchange loss	(9,115)	(13,924)	(17,902)	(3,277)
Net income (loss) before income taxes	(8,693,499)	12,031,390	(17,697,396)	988,012
Future income tax expense (recovery)	12,216	-	(401,300)	-
Net income (loss) for the period	(8,705,715)	12,031,390	(17,296,096)	988,012
Deficit, beginning of the period	(22,659,389)	(29,402,565)	(14,069,008)	(18,359,187)

Deficit, end of the period	$(31,365,104)	$(17,371,175)	$(31,365,104)	$(17,371,175)

Net income (loss) for the period per common share
Basic	$(0.30)	$0.41	$(0.59)	$0.03
Diluted	$(0.30)	$0.39	$(0.59)	$0.03

Weighted average common shares outstanding
Basic	29,510,329	29,430,383	29,530,597	29,342,529
Diluted	29,510,329	30,912,375	29,530,597	30,585,721

Petroflow Energy Ltd.
Consolidated Statement of Comprehensive Income (Loss)
Expressed in Canadian Dollars
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income (loss)	$(8,705,715)	$12,031,390	$(17,296,096)	$988,012
Other comprehensive income (loss)
Foreign currency translation adjusment	(908,025)	598,275	(1,920,325)	927,718
Comprehensive income (loss)	$(9,613,740)	$12,629,665	$(19,216,421)	$1,915,730

Consolidated Statement of Accumulated Other Comprehensive Income (Loss)
Expressed in Canadian Dollars
(Unaudited)

	Nine months ended
	September 30,
	2009	2008

Accumulated other comprehensive income (loss), beginning of period	$2,232,397	$(2,930,815)
Foreign currency translation adjusment	(1,920,325)	927,718
Accumulated other comprehensive income (loss), end of period	$312,072	$(2,003,107)

See accompanying notes to unaudited consolidated financial statements

Petroflow Energy Ltd.
Consolidated Statement of Cash Flows
Expressed in Canadian Dollars
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30
	2009	2008	2009	2008
		(Note 7)		(Note 7)
Cash provided by (used in):
Operating activities
Net income (loss)	$(8,705,715)	$12,031,390	$(17,296,096)	$988,012
Non-cash items:
Depletion and depreciation	3,357,926	2,695,325	10,473,881	7,027,436
Accretion	38,000	12,156	95,056	37,332
Write-down of property and equipment	145,463	-	145,463	1,015,950
Unrealized (gain) loss on derivative instruments	3,539,890	(11,295,283)	10,582,373	(520,070)
Non-cash common share compensation	-	708,000	-	708,000
Stock-based compensation	244,542	1,871,419	877,333	2,662,254
Future income tax recovery	12,216	-	(401,300)	-
	(1,367,678)	6,023,007	4,476,710	11,918,914
Changes in non-cash working capital items	1,977,866	1,350,318	4,772,117	(7,050,416)
	610,188	7,373,325	9,248,827	4,868,498

Financing activities
Increase in bank loan	3,869,525	19,031,443	31,296,697	17,620,915
Exercise of options	32,000	61,140	32,000	485,996
Common shares repurchased	-	-	(85,117)	-
Capital lease payments	(1,125,967)	(1,178,482)	(9,248,132)	(2,534,856)
	2,775,558	17,914,101	21,995,448	15,572,055
Investing activities
Expenditures on property, plant and equipment	(130,929)	(20,425,439)	(8,679,914)	(47,561,162)
Disposals on property, plant and equipment	-	-	-	28,249,927
Net change in non-cash investing items	(2,430,480)	(5,452,167)	(23,167,856)	(958,373)
	(2,561,409)	(25,877,606)	(31,847,770)	(20,269,608)
Change in cash and cash equivalents	824,337	(590,180)	(603,495)	170,945
Effect of Foreign currency rate changes on cash and cash equivalents	(190,701)	333,653	(282,816)	346,469
Cash and cash equivalents, beginning of period	1,507,245	1,575,745	3,027,192	801,804
Cash and cash equivalents, end of period	$2,140,881	$1,319,218	$2,140,881	$1,319,218

Cash interest paid	$2,106,679	$1,009,162	$6,344,530	$3,506,005
Cash interest received	$21,249	$14,168	$22,505	$38,499
Non-Cash capital expenditure through leases	$117,850	$1,747,813	$5,712,178	$10,067,975

See accompanying notes to unaudited consolidated financial statements

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of Petroflow Energy Ltd. (the “Company” or “Petroflow”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2008.  These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.  In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

FUTURE ACCOUNTING CHANGES

In May 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective on December 31, 2009. The Company is assessing the impact these new rules will have on its Financial Statements.

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Petroflow is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, Texas and Alberta.  The Company was incorporated under the Nova Scotia Companies Act in 1974 and during 1994 was continued under the Canada Business Corporations Act.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as applicable to a going concern which assumes that the Company will be able to recognize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company has reported a net loss and comprehensive loss in the last three quarters.  The Company has also had a negative working capital for successive years.  Management’s assessment of the Company based on its current cash flow forecast and financial model is that there is significant doubt as to whether it is a going concern because of the following factors:

a)
Continued weak petroleum prices and natural gas prices, have affected and will continue to affect the ability of the Company to generate funds from its operations sufficient to discharge ongoing obligations.

b)
The current recession and resulting equity market decline has limited the Company’s ability to raise funds to continue its drilling programs. The Company has a US$110 million revolving credit facility with a banking syndicate.  The Company was not in compliance with its financial covenants as at September 30, 2009 and has not received a waiver from the bank. As a result the bank loan has been reclassified to a current liability.  The Company’s internal financial projections indicate that the Company is unlikely to meet its financial covenants in the fourth quarter of this year.  There is no assurance that the current or future defaults if any will be waived.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

c)
The Company’s current loan agreement requires that it raise an additional US$18 million on or before December 17, 2009 which funds are to be used to pay down outstanding indebtedness.  There is currently no assurance that these funds will be raised.

Management’s plan for addressing the above significant uncertainties is as follows:

a)
Cash provided by operating activities is projected to be positive in the current oil and gas price environment.  To mitigate the risk to operating cash flows, the Company has put in place additional natural gas and oil derivative contracts in the United States which will mitigate further commodity price weakness for the remainder of 2009 through to 2012.

b)	The Company has restricted capital projects for the 2009 year to closely match the cash flows generated from operations.

c)	The Company is actively working with providers of equity capital and other forms of capital to supply necessary funds to assist the Company in its current and long term development plans.

d)
Petroflow’s primary area of focus in Oklahoma has historically generated low finding, development and acquisitions (FD&A) costs.  This trend is expected to continue based on the Company’s proved undeveloped reserves and recent negotiations with drilling contractors and other service providers. The Company believes low FD&A costs will enhance its ability to attract equity investment.  The expectation of continuing to experience low FD&A costs constitutes a forward looking statement based on a number of material factors, expectations and assumptions of Petroflow which have been used to develop such statements but which may prove to be incorrect.  In particular it is assumed that the Company can manage its costs and find significant oil and gas reserves in conjunction with those costs.   Although Petroflow believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements because Petroflow can give no assurance that such expectations will prove to be correct.

The Company’s ability to continue as a going concern will be dependent on various factors, including the continuing support of its bank and other creditors, securing ongoing debt and equity financing arrangements, the generation of profitable operating results and or the sale of a portion of the property and equipment assets.  While the Company is focusing its efforts on these matters, there is significant uncertainty that these initiatives will be successful, which would make the use of accounting principles applicable to a going concern inappropriate.

These financial statements do not give effect to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements; such adjustments could be material.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

2.	PROPERTY AND EQUIPMENT

		September 30,	December 31,
As at		2009	2008
Property and natural gas properties, at cost		$187,333,985	$191,949,022
Less:	Accumulated depletion and depreciation	(31,857,959)	(24,128,762)
		$155,476,026	$167,820,260

Costs associated with undeveloped land of $1,749,278 (2008 - $1,325,739) have been excluded from the depletion calculation as at September 30, 2009.

Future development costs for the proved reserves of $42,345,787 (2008 - $105,248,312) have been included in the depletion calculation.

The Company did not capitalize any general and administrative costs during the periods presented.

3.	BANK LOAN

Effective September 30, 2009 the Company entered into an amended credit facility agreement (the “Amended Facility”). The Company has a US$200,000,000 revolving credit facility with a banking syndicate. This facility is dependent upon continued yearly reserve additions, and is made up two tranches, “A” and “C”.  The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of US$100 million.  There is an interest rate floor on tranche A of 5.5%.  The “C” tranche matures on September 30, 2010, has a borrowing base of US$10 million, and bears an interest rate floor of 7.5%.  As at September 30, 2009 a total of $119,441,244 (US$109,972,603) was drawn on this facility (December 31, 2008 - $101,764,599 (US$83,222,603).  For the three months ended September 30, 2009 $1,886,004 (US$1,612,010) was incurred as interest expense and for the nine months ended September 30, 2009 $ 4,766,622 (US$4,074,140) was incurred as interest expense on the revolving credit facility.

The Amended Facility also requires the Company to raise additional equity of US$18 million on or before December 17, 2009 to reduce the aggregate outstanding indebtedness.

The Company’s credit facility has restrictive covenants that include debt to EBITDA ratios and bank debt to EBITDA ratios to be calculated on a rolling quarterly basis, based on the proceeding four quarters results of its US Subsidiary.  The debt to EBITDA ratios may not exceed the following:

September 30, 2009	5.5:1
December 31, 2009	4.5:1
March 31, 2010	4.0:1

As at September 30, 2009 the Company was not in compliance with its debt covenants.  As a result the bank loan has been reclassified to a current liability.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

4.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations (ARO) resulted from net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities.  The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $11,151,000 (December 31, 2008 - $9,105,000) which will be incurred between 2009 and 2048.  A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.  Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements. Liabilities have been revised in the current year to represent the current expectation of asset retirement obligations to be incurred.

	September 30,	December 31,
	2009	2008

Asset retirement obligations
Current	$695,104	$-
Long-term	2,667,796	1,520,690
	$3,362,900	$1,520,690

Balance as of January 1, 2009		$1,520,690
Increase in liabilities		5,819
Changes in estimate		2,054,361
Accretion expense		95,056
Asset retirement costs incurred		(155,480)
Unrealized foreign exchange		(157,546)
Total ARO at September 30, 2009		$3,362,900

5.	OBLIGATION UNDER CAPITAL LEASE

A summary of the obligations under capital lease is as follows:

2009	$3,396,311
2010	11,887,799
2011	5,030,976
2012	478,581
Total minimum lease payment	20,793,667
Less amount representing annual interest at 12.0%	(2,157,159)
18,636,508
Less current portion	(10,980,613)
$7,655,895

Included in property and equipment at September 30, 2009 are assets under capital lease obligations with a total cost of $32,596,387 (December 31, 2008 - $26,184,358).

Interest expense of $2,245,887 was incurred for the nine months ended September 30, 2009 (September 30, 2008 - $1,040,170).

6.	SHARE CAPITAL

a)	Authorized:

An unlimited number of Common Shares, with one vote per share and an unlimited number of Preferred Shares, issuable in series (no Preferred Shares have been issued to date).

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

b) Outstanding and Issued:

	Number of
	Shares	Amount

Balance at December 31, 2008	29,571,094	$38,424,897
Shares purchased	(61,200)	(85,116)
Exercise of options	40,000	32,000
Reclass from contributed surplus on exercise of stock options	-	34,800
Balance at September 30, 2009	29,549,894	$38,406,581

c) Warrants:

	Number of
	Warrants	Amount
Balance as at September 30, 2009 and December 31, 2008	1,692,000	$103,935

Normal Course Issuer Bid
Petroflow received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid.  The Company is entitled to purchase, for cancellation, up to 1,829 common shares per day on or before March 31, 2009 and 1,000 common shares per day thereafter which commenced on February 6, 2009 and terminates on February 5, 2010.

d)	Stock options:

The Company maintains a stock option plan, which is governed by the Compensation Committee.  All directors, officers and certain employees and consultants are eligible to participate in the plan.  Under the plan, the Company may grant options for up to 10% of the issued and outstanding common shares.  The aggregate number of options that may be granted to any one individual (excluding consultants) must not exceed five percent of the total issued and outstanding common shares and must not exceed two percent of the total issued and outstanding common shares for those granted to consultants.  Options are granted at exercise prices equal to the estimated fair value of the shares at the date of grant and are exercisable pursuant to the following vesting schedule; 1/3 on the date of grant, 1/3 on the 1st anniversary of the grant and 1/3 on the 2nd anniversary of the date of grant.  Options expire on or before five years from the date of grant.

	Nine months ended		Year ended
	September 30, 2009		December 31, 2008
	Number of	Weighted	Number of	Weighted
	Options	average	Options	average
		exercise price		exercise price

Outstanding, beginning of period	2,898,600	$2.82	2,476,200	$2.01
Granted	60,000	1.34	672,000	5.61
Exercised	(40,000)	0.80	(228,750)	2.17
Forfeited	(451,300)	3.52	(20,850)	3.21
Outstanding, end of period	2,467,300	$2.69	2,898,600	$2.82

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

e)	Fair Value of Options:

Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions for the nine month period ended September 30:

	Nine months ended	Year ended
	September 30,	December 31,
	2009	2008

Dividend yield	0%	0%
Expected volatility	109%	89%
Risk free rate of return	1.26%	1.09%
Expected option life	2 - 5 years	2 - 5 years

f)	Contributed Surplus:

	Nine months ended	Year ended
	September 30,	December 31,
	2009	2008

Balance, beginning of year	$6,221,881	$3,369,281
Stock-based compensation expense	877,333	3,172,349
Exercise of stock options	(34,800)	(319,749)
Balance, end of period	$7,064,414	$6,221,881

7.	RECLASSIFICATION ADJUSTMENT IN STATEMENT OF CASH FLOWS FOR THE UNAUDITED INTERIM PERIOD ENDED SEPTEMBER 30, 2008

The Company has recorded a reclassification adjustment that impacts cash flows from operating activities and cash flow used in investing activities for the three and nine month period ended September 30, 2008.  The adjustment relates to the misclassification of amounts within changes in non-cash working capital related to operations that should have been reflected as a change in non cash working capital relating to investing activities.

The effect of these adjustments on the unaudited interim consolidated statement of cash flows for the third quarter of 2008 is summarized below. These adjustments had no impact on the unaudited interim consolidated balance sheet and statement of operations for the three and nine month period ended September 30, 2008 or the consolidated financial statements of prior periods.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

	As previously
Nine months ended September 30, 2008	reported	Reclassified	As reclassified

Operating activities
Decrease in changes in non-cash working capital	$(9,608,345)	$2,557,926	$(7,050,419)

Investing activities
Increase in changes in non-cash working capital	$1,599,552	(2,557,925)	(958,373)
Three months ended September 30, 2008
Operating activities
Decrease in changes in non-cash working capital	$(1,207,606)	$2,557,926	$1,350,320

Investing activities
Increase in changes in non-cash working capital	$(2,894,242)	(2,557,925)	(5,452,167)

8.	SEGMENTED INFORMATION

While Petroflow only has operations in the oil and gas exploration and production industry, we are organizationally structured along geographic operating segments. Our current operating segments are the United States and Canada. A summary of segmented information for the three and nine month periods ended September 30, 2009 and 2008 is presented below:

Nine months ended September 30, 2009	Canada	USA	Consolidated

Oil and gas sales (net of royalties)	$218,961	$21,421,315	$21,640,276
Total revenue (net of royalties)	219,121	21,447,458	21,666,579
Operating expenses	172,273	11,853,183	12,025,456
Depletion and depreciation	274,110	10,199,771	10,473,880
General and administrative expenses	2,354,590	4,991,808	7,346,398
Interest expense	-	7,261,532	7,261,532
Net loss before other items	(3,614,270)	(13,144,525)	(16,758,795)
Capital additions	-	14,392,092	14,392,092
Property and equipment	2,745,219	152,730,807	155,476,026
Total assets	23,649,798	148,829,215	172,479,013

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Nine months ended September 30, 2008	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$571,884	$32,602,956	$33,174,840
Total revenue (net of royalties)	574,144	32,669,905	33,244,049
Operating expenses	322,999	6,868,979	7,191,978
Depletion and depreciation	675,138	6,352,298	7,027,436
General and administrative expenses	3,150,499	3,962,351	7,112,850
Interest expense	-	4,534,159	4,534,159
Net income (loss) before other items	(7,576,458)	9,612,154	2,035,696
Capital additions	41,254	57,587,883	57,629,137
Proceeds on capital disposals	-	(28,249,927)	(28,249,927)
Property and equipment	3,373,601	118,758,083	122,131,684
Total assets	7,593,834	129,548,792	137,142,626

Three months ended September 30, 2009	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$61,436	$7,172,539	$7,233,975
Total revenue (net of royalties)	61,436	7,180,809	7,242,245
Operating expenses	29,850	3,573,273	3,603,123
Depletion and depreciation	69,929	3,287,996	3,357,925
General and administrative expenses	726,044	2,209,964	2,936,008
Interest expense	-	2,324,326	2,324,326
Net loss before other items	(1,162,360)	(4,445,039)	(5,607,399)
Capital additions	-	248,779	248,779

Three months ended September 30, 2008	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$169,335	$12,940,409	$13,109,744
Total revenue (net of royalties)	169,335	12,980,038	13,149,373
Operating expenses	143,254	2,753,451	2,896,705
Depletion and depreciation	224,058	2,471,267	2,695,325
General and administrative expenses	1,510,905	1,324,350	2,835,255
Interest expense	-	1,529,958	1,529,958
Net income (loss) before other items	(3,582,556)	4,875,669	1,293,113
Capital additions	5,932	22,167,320	22,173,252

9.	FINANCIAL INSTRUMENTS AND RISK MANAGMENT

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, risk management assets (liabilities), capital lease obligations and bank loan.  Risk management assets (liabilities) arise from the use of derivatives.  Discussions of risk associated with assets (liabilities), fair values of assets (liabilities) and summarized information related to risk management positions are detailed below:

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Fair value of Financial Instruments

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and the bank loan. The carrying values of these financial instruments other than the bank loan approximate their fair market value due to their demand nature or relatively short periods to maturity.  The carrying value of the bank loan approximates its fair value as the interest is charged at current market rates.  Risk management assets (liabilities) are marked-to-market at the end of each balance sheet date.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location which are compared to quotes received from other Marketers to ensure reasonability.

The fair value of financial assets and liabilities are as follows:

	As at September 30,		As at December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Held-for-trading:
Cash and cash equivalents	$2,140,881	$2,140,881	$3,027,192	$3,027,192
Risk management assets	4,260,751	4,260,751	7,958,917	7,958,917
Loans and receivables:
Accounts receivables	9,168,919	9,168,919	14,714,826	14,714,826
Financial Liabilities:
Held-for-trading:
Accounts payable and accrued liabilities	9,501,112	9,501,112	34,194,464	34,194,464
Bank loan	119,441,244	119,441,244	101,764,599	101,764,599

Net risk management position

	September 30,	December 31,
As at	2009	2008

Risk management assets
Current asset	$4,260,751	$6,620,773
Long term asset	-	1,338,144
Net risk management assets	$4,260,751	$7,958,917

	September 30,	December 31,
As at	2009	2008

Risk management liabilities
Current liability	$-	$-
Long term liability	7,015,351	-
Net risk management liabilities	$7,015,351	$-

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Summary of unrealized risk management positions

	As at September 30, 2009			As at December 31, 2008
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	$-	$(2,754,600)	$(2,754,600)	$6,023,612	$-	$6,023,612
Crude Oil	-	-	$-	1,935,305	-	1,935,305
Total Fair Value	$-	$(2,754,600)	$(2,754,600)	$7,958,917	$-	$7,958,917

Commodity Price Risk
The Company is exposed to market risks resulting from fluctuations in commodity prices and, from time to time, may enter into financial commodity contracts to manage its commodity price exposure.  The objective is to mitigate the risk of commodity price fluctuations and, in doing so, ensure a more predictable level of cash flow during the term of the contract.  The Company does not enter into financial instruments for trading or speculative purposes.

Crude Oil - The Company has partially mitigated its exposure to the WTI NYMEX price with option contracts.

Natural gas - The Company has partially mitigated the natural gas commodity price risk by entering into fixed price swaps and option contracts.

The Company is exposed to commodity price risk on its natural gas and crude oil contracts.  As at September 30, 2009, a ten percent increase in the forward price on contracts would amount to a loss of $2,978,000 (US$2,546,000).  A ten percent decrease in the forward price on contracts would amount to a gain of $10,967,000 (US$9,373,000).

The following table outlines the details of the Company’s natural gas derivative contracts excluding any swap contracts noted below:

Crude Oil	Volume per day	Call Price	Put Price
	(bbls)	USD	USD

January 1, 2009 - December 31, 2009	75	100.50	75.00
January 1, 2009 - December 31, 2009	100	89.70	70.00
May 1, 2009 - August 31, 2009	150	70.50	40.00
September 1, 2009 - March 31, 2011	50	-	47.50
September 1, 2009 - March 31, 2011	50	-	47.50	*
January 1, 2010 - December 31, 2010	100	78.70	65.00
January 1, 2011 - June 30, 2011	100	100.75	56.50
April 1, 2011 - June 30, 2011	100	100.75	56.50

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Natural Gas	Volume per day	Put Price
	(mmbtu)	USD

September 1, 2009 - September 30, 2010	1000	5.25	*
November 1, 2009 - December 31, 2009	1000	4.25	*
January 1, 2010 - October 31, 2010	500	5.25	*
January 1, 2010 - December 31, 2010	2500	5.25	*
November 1, 2010 - March 31, 2011	1500	6.00	*
January 1, 2011 - March 31, 2011	4000	6.25	*
April 1, 2011 - June 30, 2011	2000	6.00	*

*Contingent Put Premiums

The Company has also entered into a swap contract with respect to 6800 MMBTU per day of gas production. The contract consists of 6800 MMBTU per day at a fixed price of US$7.25 per MMBTU for a period from October 1, 2009 to December 31, 2010, followed by a fixed price of US$5.33 per MMBTU for the period January 1, 2011 to September 30, 2012.

Risks associated with Financial Liabilities

The Company is exposed to financial risks from its financial liabilities.  The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates, credit and liquidly risks.

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices.  Market risk comprises foreign exchange risk, interest rate risk, credit risk and liquidity risk discussed below.

Interest Rate Risk

The Company is exposed to interest rate risk on bank indebtedness to the extent of changes in the LIBOR rate.  At September 30, 2009, a one percent increase or decrease in the interest rate on debt amounts to $1,194,000 impact to net income for the nine months ended September 30, 2009.  The Company had no interest rate swap or financial contracts in place as at or during the period ended September 30, 2009.

Foreign Exchange Risk

The Company’s significant operations are in the U.S. and the functional currency of its U.S. subsidiary’s operations is the U.S. Dollar (self sustaining operation).  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity.

The Company’s foreign exchange gain (loss) is primarily comprised of unrealized foreign exchange gains and losses on the translation of its net assets in the U.S. subsidiary.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in $112,000 in foreign exchange (gain) loss at September 30, 2009 which would be recognized in other comprehensive income.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected within 35 days of the following production month. Petroflow’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large purchasers. The Company historically has not experienced any collection issues with its petroleum and natural gas marketers except as discussed below. Joint venture receivables and other receivables are typically collected within one to three months of the joint venture bill being issued to the partner. Petroflow attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are from participants in the petroleum and natural gas sector, and collection of the outstanding balances is dependent on industry factors, such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. In addition, further risk exists with joint venture partners as disagreements occasionally arise that increases the potential for non-collection. Petroflow does typically obtain collateral through cash calls from its joint venture partners; however, the Company does not obtain collateral from petroleum and natural gas marketers.  The Company does have the ability to withhold production from joint venture partners in the event of non-payment.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. Petroflow manages the credit exposure related to short-term investments by selecting counterparties based on credit ratings and monitors all investments to ensure a stable return, avoiding complex investment vehicles with higher risk.

As at September 30, 2009 and December 31, 2008 the Corporation considers its receivables to be aged as follows:

	September 30,	December 31,
Aging	2009	2008

Not past due (less than 120 days)	$7,139,981	$12,020,236
Past due (120 days to one year)	4,413,309	4,853,771
Provision relating to doubtful accounts (120 days to one year)	(2,384,371)	(2,159,181)
Total	$9,168,919	$14,714,826

Included in past due amounts over 120 days are severance tax rebates.  This is a rebate that the State of Oklahoma offers on horizontally drilled wells of nearly all production taxes paid for in the first four years of production or until well payout occurs, whichever comes first.  The rebate amounts to approximately 6% of sales in Oklahoma, of which $0.3 million will not be collected within one year.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. On July 22, 2008, SemGroup L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies' Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of US$2.8 million relating to oil as of September 30, 2009 and US$1.6 million relating to gas for a total of US$4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. The account receivable arises from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P. subsidiaries of SemGroup, L.P., (“SemGroup”) for the marketing of a portion of Petroflow’s production up to that time. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and it’s Monitor to best manage and resolve this matter.  At this time, the Company’s best estimate of the uncollectible amount of the receivable is $2,384,371 (US$2,195,351) which amount has been recorded in these financial statements.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Petroflow’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation. Petroflow prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.

At September 30, 2009, the Company had drawn $119 million (US$110 million) on its credit facility and had a working capital deficiency (excluding derivative contracts) of $127.7 million.    The Company’s net debt to annualized earnings before interest, depletion and depreciation, which is based on NAPCUS’s financial statements, was 7.92 times.  This is not within debt covenants established under its banking facility which must not exceed 5.5.  As at September 30, 2009 the Company was not in compliance with its debt covenants, and as a result of the breach, has reclassified its bank debt to a current liability.

Effective September 30, 2009 the Company entered into an amended credit facility agreement (the “Amended Facility”).  The Amended Facility calls for the Company to raise an additional US$18 million on or before December 17, 2009 which proceeds are to be used to reduce the credit facility.

In response to the continued drop in commodity prices, the Company suspended its drilling program subsequent to year end in order to maintain liquidity.

10.	CAPITAL STRUCTURE

	September 30,	December 31,
	2009	2008

Bank debt	$-	$101,764,599
Obligation under capital lease	7,655,895	13,550,669
Working capital deficiency (1)	128,739,287	26,221,517
Net debt	136,395,182	141,536,785
Shareholders' equity	14,521,898	32,914,102
Total capitalization	$150,917,080	$174,450,887
(1) Working capital excludes derivative contracts

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets.  The Company considers its capital structure to include shareholders’ equity, bank debt, capital lease obligation and working capital. In order to maintain or adjust the capital structure, the Company may, from time to time, issue shares and adjust its capital spending to manage current and projected debt levels.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

As the Company is in a development stage, its primary focus is on increasing the proved and probable reserve value attributable to its property, plant and equipment and maintaining the ratio of its overall indebtedness to proved plus probable reserves (discounted at 10%) at less than 1:3.  As of September 30, 2009, that ratio was 1:2.85 compared to 1:8.05 at September 30, 2008. The decline in relative value of its reserves to debt is primarily due to the decline in actual and anticipated commodity prices.  The Company is seeking additional equity capital in order to improve this ratio.  The Company also monitors capital based on the ratio of net debt to annualized funds from operations before deducting interest expense.  This ratio is calculated as net debt, defined as outstanding bank debt plus or minus working capital (excluding derivative contracts), divided by funds from operations before interest and changes in non-cash working capital for four rolling calendar quarters. Funds from operations is calculated based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement obligations. The Company’s strategy is to maintain a ratio of funded debt to annualized funds from operations within debt covenants established under the Company’s wholly owned subsidiary North American Petroleum Corporation USA (“NAPCUS”) banking facility.  As at September 30, 2009, the Company's ratio, which is based on NAPCUS’s financial statements, of net debt to annualized earnings before interest, depletion and depreciation, was 7.92 to 1, which does not meet debt covenants established under its banking facility that must not exceed 5.5 to 1.

This ratio may increase at certain times as a result of acquisitions and/or large capital projects. In order to facilitate the management of these ratios, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors, including current and forecast prices, successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.

The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2009.

11.	RELATED PARTIES

As at September 30, 2009, $(2,065) (December 31, 2008 - ($14,169)) was due from (to) Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties.

As at September 30, 2009, $10,261 was due to Patron Energy LLC., a joint interest partner, whose President and Vice President are directors of the Company.

As at September 30, 2009 $73,023 (December 31, 2008, $470,223) was due to a joint interest partner in which a director of the Company has an interest.

As at September 30, 2009, $324,250 was due to the Company from a joint interest partner who is a director of the Company.

As at September 30, 2009 $322,302 was due to the directors of the Company for services rendered.

All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

12.	CONTINGENCIES

In April 2007, the Company signed a drilling rig contract with a service provider at a rate of U.S. $22,000 per day for three years.  During the first quarter of 2009 this drilling rig was returned to the service provider.  The Company has not currently received formal termination of the contract from the service provider; however, it is management’s belief through discussions with the service provider that the contract has been terminated with no further commitment.

The Company is party to employment agreements with six (6) members of senior management that require certain severance payments be made upon the occurrence of certain “change of control” events.  In light of the recent retirement of the Company's CEO and the recent resignations of certain members of the Company's Board of Directors, the "change of control" provisions are being assessed to determine whether these events may have constituted a change of control.  If such change of control provisions have been triggered, which is not admitted by the Company, then the provisions would enable the employees to elect, within 12 months of the date of the change of control, to terminate their agreements and receive aggregate severance payments of up to Cdn $2.5 million.  A definitive determination regarding this issue has not been made by the Company at this time.  In addition, the Company is unable to assess the likelihood of resignations by the applicable employees in the next 9 months.  No employees have, at this point, advised that they have an intent to resign.

13.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the present year.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
September 30, 2009 and 2008
(Unaudited)

CORPORATE INFORMATION
Directors	Officers

David Elgie	Sandy Andrew
Chairman	President & Chief Operating Officer

Donald J. Rowden	Duncan Moodie
Director	Chief Financial Officer

Richard Azar, II	Kevin Davis
Director	Senior Vice President, Corporate Development

Richard Menchaca	Louis Schott
Director	Assistant Corporate Secretary

Thomas Johnston Cairns	Sally Fletchinger
Director	Corporate Controller

Auditors
PricewaterhouseCoopers LLP
Calgary, Alberta

Registrar and Transfer Agent	Corporate Office
Valiant Trust Company	Petroflow Energy Ltd.
Calgary, Alberta	970, 717 - 7th Avenue SW
Calgary, Alberta T2P 0Z3
Legal Counsel
Hogan & Hartson LLP	Telephone: (403) 539-4320
Facsimile: (403) 705-0488
Bankers	Contact: Duncan Moodie
National Bank of Canada	Email: dmoodie@petroflowenergy.com
Texas Capital Bank
BBVA Compass Bank

Stock Exchange Listing
TSX Exchange Symbol: PEF	AMEX Exchange Symbol: PED

Caution to the Reader

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.  The risks, uncertainties and other factors that could influence actual results are described in Petroflow’s annual reports to the shareholders and other documents filed with regulatory authorities.